UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 21, 2018 titled “Arcos Dorados Reports Fourth Quarter & Full Year 2017 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 21, 2018

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS FOURTH QUARTER & FULL YEAR 2017 FINANCIAL RESULTS

Reported full year double-digit comparable sales growth with the highest consolidated Adjusted EBITDA margin since 2011 and generated strong net income. Achieved consolidated traffic growth in every quarter of 2017.

Montevideo, Uruguay, March 21, 2018 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the fourth quarter and audited results for the full year ended December 31, 2017.

Fourth Quarter 2017 Key Results – Excluding Venezuela

•	As reported consolidated revenues increased 7.6% to $850.9 million versus the fourth quarter of 2016. On a constant currency basis[1], consolidated revenues grew 9.0%.

•	Systemwide comparable sales[1] rose 9.1% year-over-year.

•	As reported Adjusted EBITDA[1] increased 6.3% to $89.1 million compared with the prior-year quarter.

•	Consolidated Adjusted EBITDA margin contracted 10 basis points to 10.5%.

•	As reported General and Administrative (G&A) expenses remained flat as a percentage of revenues.

•	As reported net income increased to $62.7 million, from $17.2 million in the fourth quarter of 2016.

1 For definitions please refer to page 16 of this document.

Full Year 2017 Key Results – Excluding Venezuela

•	As reported consolidated revenues increased 11.9% to $3.22 billion in 2017. On a constant currency basis, consolidated revenues grew 10.2%.

•	Systemwide comparable sales rose 10.6% year-over-year.

•	As reported Adjusted EBITDA increased 18.6% to $282.2 million year-over-year.

•	Consolidated Adjusted EBITDA margin expanded 50 basis points to 8.8% in 2017.

•	As reported G&A expenses decreased 10 basis points as a percentage of revenues.

•	As reported net income was $131.3 million, up 44.2% from $91.1 million last year.

“We had a very solid end to a strong year with high single digit comparable sales in the fourth quarter and volume increases in every quarter throughout the year. Our success in driving topline growth along with our efforts to reduce costs translated into our highest Adjusted EBITDA margins for the fourth quarter and full year since 2011. We also delivered on our main goals of G&A optimization, Adjusted EBITDA margin expansion and leverage reduction as outlined in our three-year strategic plan. As of the end of 2017, we had rolled-out Experience of the Future (EOTF) to more than 120 restaurants. We also opened 50 new restaurants, which was the top end of our guidance for 2017. We maintained our clear market share leadership position in our main markets by giving our customers more reasons to visit us more often and we will continue to leverage our size and scale to capture the significant opportunity in front of us”, said Sergio Alonso, Chief Executive Officer of Arcos Dorados.

Fourth Quarter 2017 Results

Consolidated

Figure 1. AD Holdings Inc Consolidated: Key Financial Results (In millions of U.S. dollars, except as noted)
	4Q16 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q17 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,156			2,188	1.5%

Sales by Company-operated Restaurants	770.5	(176.1)	256.9	851.3	10.5%	33.3%
Revenues from franchised restaurants	36.7	(19.4)	28.4	45.6	24.3%	77.3%
Total Revenues	807.2	(195.5)	285.2	896.9	11.1%	35.3%
Systemwide Comparable Sales						42.6%
Adjusted EBITDA	86.3	(93.6)	118.8	111.4	29.1%	137.7%
Adjusted EBITDA Margin	10.7%			12.4%
Net income (loss) attributable to AD	21.2	(76.8)	124.9	69.3	227.5%	590.7%
No. of shares outstanding (thousands)	210,711			211,073
EPS (US$/Share)	0.10			0.33

(4Q17 = 4Q16 + Currency Translation + Constant Currency Growth). Refer to “Definitions” section for further detail.

Arcos Dorados’ fourth quarter as reported revenues increased 11.1%, driven by constant currency revenue growth of 35.3%, which was partially offset by the negative impact of currency translation. The currency translation impact primarily reflected the significant year-over-year average depreciation of the Venezuelan bolivar and, to a lesser extent, the Argentine peso. Constant currency revenue growth reflected a 42.6% expansion in systemwide comparable sales, largely explained by inflation-driven average check growth in Venezuela, combined with positive traffic in all, but the Caribbean division, where volumes were negatively impacted by the ongoing difficult environment in Venezuela as well as the hurricanes in Puerto Rico and the U.S. Virgin Islands.

Adjusted EBITDA ($ million)

Breakdown of main variations contributing to 4Q17 Adjusted EBITDA

Fourth quarter consolidated as reported Adjusted EBITDA increased 29.1%, supported by revenue growth and margin expansion. The Caribbean and Brazil divisions were the key contributors to Adjusted EBITDA growth during the quarter, whereas NOLAD and SLAD remained relatively flat. Venezuela’s high year-over-year inflation rate meaningfully outpaced the country’s currency devaluation, which generated a significant positive impact on the Adjusted EBITDA growth both in the Caribbean division as well as on a consolidated basis. Please refer to the Recent Developments section on page 14 for a further discussion of this topic.

The Adjusted EBITDA margin expanded by 170 basis points to 12.4%, with margin improvements in Brazil and the Caribbean division, partially offset by margin declines in NOLAD and SLAD. Leverage in Food and Paper (F&P) and Payroll primarily drove the consolidated margin expansion. Adjusted EBITDA margin also benefited from the recognition of higher refranchising proceeds in the fourth quarter of 2017 versus the prior-year quarter.

As reported, consolidated G&A increased by 8.6% year-over-year, and declined almost 20 basis points as a percentage of revenues.

Consolidated – excluding Venezuela

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	4Q16 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q17 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,023			2,058	1.7%

Sales by Company-operated Restaurants	755.5	(10.5)	65.1	810.1	7.2%	8.6%
Revenues from franchised restaurants	34.9	(0.0)	5.9	40.8	16.8%	16.9%
Total Revenues	790.4	(10.6)	71.0	850.9	7.6%	9.0%
Systemwide Comparable Sales						9.1%
Adjusted EBITDA	83.8	0.7	4.6	89.1	6.3%	5.5%
Adjusted EBITDA Margin	10.6%			10.5%
Net income (loss) attributable to AD	17.2	2.6	42.9	62.7	264.3%	249.3%
No. of shares outstanding (thousands)	210,711			211,073
EPS (US$/Share)	0.08			0.30

Excluding the Company’s Venezuelan operation, as reported revenues increased 7.6% year-over-year. The result primarily reflects constant currency revenue growth of 9.0%, partially offset by a negative impact from currency translation. The 14% year-over-year average depreciation of the Argentine peso more than offset the appreciation of the Brazilian real, the Mexican peso, and other currencies in the Company’s territories. Constant currency revenue growth was supported by a 9.1% increase in systemwide comparable sales, driven by a favorable shift in mix and positive traffic in all divisions except the Caribbean.

As reported Adjusted EBITDA increased 6.3%, or 5.5% in constant currency terms. The Adjusted EBITDA margin contracted 10 basis points to 10.5%, mainly due to higher Royalty Fees and franchised restaurant occupancy fees, which were mostly offset by efficiencies achieved in F&P costs as a percentage of revenues.

Non-operating Results

Non-operating results for the fourth quarter reflected a non-cash $4.2 million foreign currency exchange gain, versus a non-cash gain of $3.5 million last year. Net interest expense remained relatively flat year-over-year, at $13.9 million.

The Company reported an income tax expense of $21.4 million in the quarter, compared to an income tax expense of $18.9 million in the prior year period.

Fourth quarter net income attributable to the Company totaled $69.3 million, compared to net income of $21.2 million in the same period of 2016. The result largely reflects higher year-over-year operating results, which included $35.6 million from the Company’s re-development initiative compared with $4.6 million in the prior-year quarter.

The Company reported earnings per share of $0.33 in the fourth quarter of 2017, compared to earnings per share of $0.10 in the previous corresponding period. Total weighted average shares for the fourth quarter of 2017 were 211,072,508, as compared to 210,711,212 in the prior year quarter.

Analysis by Division:

Brazil Division

Figure 3. Brazil Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	4Q16 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q17 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	902			929	3.0%

Total Revenues	378.2	5.7	19.3	403.2	6.6%	5.1%
Systemwide Comparable Sales						6.7%
Adjusted EBITDA	63.1	1.2	13.9	78.3	24.0%	22.1%
Adjusted EBITDA Margin	16.7%			19.4%

Brazil’s as reported revenues increased by 6.6%, supported by constant currency growth and a 1.4% year-over-year average appreciation of the Brazilian real. Excluding currency translation, constant currency revenues grew 5.1% year-over-year, which reflected the impact of the refranchising of certain company-operated restaurants during the last twelve months. An increased number of franchised restaurants reduces the Company’s total revenue comparisons, as company-operated restaurant sales are replaced by rental income received from the Company’s franchisees. In the quarter, total systemwide sales grew 9.2% in constant currency, while systemwide comparable sales rose 6.7%. A favorable shift in mix and the fourth consecutive quarter of positive restaurant traffic drove these results.

Marketing activities in the quarter, which were designed to stimulate top-line growth without sacrificing gross margins, included the launch of the Quattro Formaggi premium burger in the Signature Line and the introduction of co-branded products with Nutella, among others. Also in the quarter, the Company launched the McFlurry “KitKat White & Milk” in the Dessert category and included “Super Mario” and “Pokémon” in the Happy Meal.

As reported Adjusted EBITDA increased 24.0% year-over-year and 22.1% on a constant currency basis. The Adjusted EBITDA margin expanded 270 basis points to 19.4%, mainly by capturing efficiencies in F&P costs and G&A expenses. The division also received Growth Support from McDonald’s Corporation and recorded a positive variance in Other Operating Income from higher re-franchising proceeds and net tax credits in the quarter. These results were partially offset by higher Royalty Fees, Payroll costs and Occupancy and Other expenses as a percentage of revenues.

NOLAD

Figure 4. NOLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	4Q16 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q17 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	517			519	0.4%

Total Revenues	95.8	1.1	7.3	104.1	8.7%	7.6%
Systemwide Comparable Sales						7.2%
Adjusted EBITDA	10.3	(0.2)	0.1	10.3	-0.4%	1.1%
Adjusted EBITDA Margin	10.8%			9.9%

NOLAD’s as reported revenues increased 8.7% year-over-year, supported by constant currency growth of 7.6% and a 4% year-over-year average appreciation of the Mexican peso. Systemwide comparable sales increased 7.2%, mainly driven by an increase in traffic across all of the division’s markets, combined with a favorable shift in mix. Notably, Mexico volumes were strong in the quarter, with the Company’s new affordability platform, its innovative marketing and digital initiatives as well as its focus on delivering a better guest experience driving the improved performance.

Marketing activities in the quarter included a new phase of the affordability platform “McTrío 3x3” in Mexico and the launch of the “Para los Polleros” and “Quesolocura” with the double and triple cheeseburger. The dessert category performed well with the continuation of the McFlurry Hershey’s Mini Kisses. Also in the quarter, the Company included “Pokémon” in the Happy Meal.

As reported Adjusted EBITDA decreased by 0.4%, but increased by 1.1% on a constant currency basis. The Adjusted EBITDA margin contraction of 90 basis points to 9.9% in the fourth quarter was primarily the result of higher Royalty Fees.

SLAD

Figure 5. SLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	4Q16 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q17 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	384			390	1.6%

Total Revenues	221.6	(19.6)	44.7	246.7	11.3%	20.2%
Systemwide Comparable Sales						20.5%
Adjusted EBITDA	21.4	(1.7)	2.6	22.3	3.9%	12.1%
Adjusted EBITDA Margin	9.7%			9.0%

SLAD’s as reported revenues increased 11.3% as constant currency growth of 20.2% more than offset negative currency translation impacts resulting from the 14% year-over-year average depreciation of the Argentine peso. Systemwide comparable sales increased 20.5%, driven by the combination of a favorable shift in mix and an increase in traffic.

Marketing activities in the quarter included a refresh of the McCombo del Día campaign and the continuation of the Guacamole Burger in the Signature Line. Also in the quarter, the Company launched the “Papas para el Camino” campaign and the McFlurry KitKat in the dessert category. The Happy Meal performed well with “Furby” and “Super Mario” during the quarter.

Adjusted EBITDA increased 3.9% on an as reported basis and rose 12.1% in constant currency terms. The Adjusted EBITDA margin contracted 70 basis points to 9.0%, mainly due to higher Royalty Fees, which were partially offset by the Growth Support received from McDonald’s Corporation.

Caribbean Division

Figure 6. Caribbean Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	4Q16 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q17 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	353			350	-0.8%

Total Revenues	111.6	(182.7)	214.0	142.9	28.0%	191.7%
Systemwide Comparable Sales						261.4%
Adjusted EBITDA	8.0	(94.2)	113.7	27.5	244.2%	1424.7%
Adjusted EBITDA Margin	7.2%			19.2%

The Caribbean division’s as reported revenues increased 28.0%, as constant currency growth of 191.7% exceeded currency translation impacts derived from the remeasurement of the results of the Venezuelan operation at a weaker year-over-year average exchange rate. Systemwide comparable sales increased 261.4%, with inflation-driven average check growth more than offsetting a decrease in total traffic in the division.

Fourth quarter reported results in the division were significantly impacted by a much higher year-over-year inflation than devaluation rate in Venezuela. During the quarter, Venezuela accounted for nearly all the division’s negative currency translation and constant currency revenue growth.

Traffic was impacted by the effect of the hurricanes in Puerto Rico and the US Virgin Islands. Importantly, the Company had sufficient insurance to cover the property damage and business interruption losses suffered from these natural disasters.

Marketing activities in the quarter included the launch of the Pico de Gallo Guacamole premium burger in the Signature Line. Also in the quarter, the Company re-launched the “Lunes Pompiao” campaign, which surprises guests by including some of McDonald’s iconic offerings. The Company also introduced the McFlurry Galak and McFlurry Mama-ía in the dessert category, and included “Pokémon” in the Happy Meal.

As reported Adjusted EBITDA totaled $27.5 million in the fourth quarter, compared with $8.0 million in the prior year quarter. The Adjusted EBITDA margin expanded from 7.2% to 19.2% year-over-year, mainly impacted by Venezuela’s reported results.

Caribbean Division – excluding Venezuela

Figure 7. Caribbean Division - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	4Q16 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q17 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	220			220	0.0%

Total Revenues	94.9	2.2	(0.2)	96.9	2.1%	-0.3%
Systemwide Comparable Sales						-3.5%
Adjusted EBITDA	5.5	0.1	(0.5)	5.2	-6.3%	-8.7%
Adjusted EBITDA Margin	5.8%			5.4%

As reported revenues in the Caribbean division, excluding Venezuela, increased 2.1%, mainly driven by a positive currency translation impact. Constant currency revenue declined slightly versus the prior year quarter. Comparable sales decreased by 3.5% as growth in average check was more than offset by a decline in traffic, primarily in Puerto Rico and the US Virgin Islands due to the effects of hurricanes Irma and Maria. Importantly, the Company had sufficient insurance to cover the property damage and business interruption losses suffered from these natural disasters.

Adjusted EBITDA totaled $5.2 million, compared to $5.5 million in the same period of 2016. The Adjusted EBITDA margin contracted 40 basis points to 5.4%, mainly driven by an increase in F&P costs and Royalty Fees, partially offset by lower Payroll costs, G&A and Occupancy and Other Operating expenses, as a percentage of revenues.

New Unit Development

Figure 8. Total Restaurants (eop)*
	December 2017	September 2017	June 2017	March 2017	December 2016
Brazil	929	910	910	904	902
NOLAD	519	514	515	517	517
SLAD	390	386	386	385	384
Caribbean	350	350	349	350	353
TOTAL	2,188	2,160	2,160	2,156	2,156

* Considers Company-operated and franchised restaurants at period-end

The Company opened 50 new restaurants during the twelve-month period ended December 31, 2017, which was at the top end of the Company’s guidance, resulting in a total of 2,188 restaurants. Also during the period, the Company added 223 Dessert Centers, bringing the total to 2,877. McCafés totaled 316 as of December 31, 2017.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents, including short-term investments, were $328.1 million at December 31, 2017. The Company’s total financial debt (including derivative instruments) was $621.5 million. Net debt (Total Financial Debt minus Cash and cash equivalents) was $293.4 million and the Net Debt/Adjusted EBITDA ratio was 1.0x at December 31, 2017.

Figure 9. Consolidated Financial Ratios (In thousands of U.S. dollars, except ratios)
	December 31	December 31
	2017	2016
Cash & cash equivalents (i)	328,079	194,803
Total Financial Debt (ii)	621,460	610,170
Net Financial Debt (iii)	293,381	415,367
Total Financial Debt / LTM Adjusted EBITDA ratio	2.0	2.6
Net Financial Debt / LTM Adjusted EBITDA ratio	1.0	1.7

(i) Includes short-term investment.

(ii)Total financial debt includes short-term debt, long-term debt and derivative instruments (including the asset portion of derivatives amounting to $35.1 million and $nil million as a reduction of financial debt as of December 31, 2017 and 2016, respectively).

(iii) Total financial debt less cash and cash equivalents.

Net cash provided by operating activities totaled $107.7 million for the quarter, and cash used in financing activities amounted to $2.1 million. Cash used in net investing activities totaled $64.6 million, which included $21.8 million from asset monetization proceeds, less short-term investments of $19.6 million and total capital expenditures of $66.2 million.

Full Year 2017

For the year 2017, the Company’s as reported revenues increased by 13.3% to $3,319.5 million. Constant currency growth of 22.5% was partially offset by negative foreign currency translation mainly from the significant year-over-year average devaluation of the Venezuelan bolivar and, to a lesser extent, depreciation of the Argentine peso.

As reported Adjusted EBITDA was $304.9 million, a 27.9% increase compared to 2016. On a constant currency basis, Adjusted EBITDA increased by 79.3%. The reported Adjusted EBITDA margin expanded by 110 basis points to 9.2%, which is its highest level since 2011.

Net interest expenses and losses from derivative instruments were $1.5 million and $4.0 million higher versus the prior year. The full year result also included a non-cash foreign exchange loss of $14.3 million as compared to a $32.4 million non-cash gain in 2016.

The Company reported an income tax expense of $53.3 million in 2017, down from $59.6 million in 2016.

Consolidated net income amounted to $129.2 million, compared with net income of $78.8 million in 2016. The result reflects higher year-over-year operating results, which included $91.7 million from the Company’s re-development initiative in 2017 versus $52.9 million in 2016. This was partially offset by the mostly non-cash negative variances in its non-operating results.

Net cash provided by operating activities totaled $255.2 million in 2017, and cash used in financing activities amounted to $3.4 million. Cash used in net investing activities totaled $124.5 million, which included $72.4 million from asset monetization proceeds, less short-term investments of $19.6 million and total capital expenditures of $174.8 million.

Excluding Venezuela

Excluding the Venezuelan operation, the Company’s as reported revenues increased by 11.9%, and 10.2% on a constant currency basis. As reported Adjusted EBITDA rose by 18.6%, and by 13.5%, on a constant currency basis. The reported Adjusted EBITDA margin expanded by 50 basis points to 8.8%, mainly driven by efficiencies captured in F&P costs.

Consolidated as reported net income was $131.3 million, up 44.2% from $91.1 million last year.

Quarter Highlights & Recent Developments

Re-Development Initiative

Since the Company announced its re-development initiative in March 2015 and through December 31, 2017, it has received cumulative cash proceeds of $167.2 million, from the re-development of certain properties primarily in Mexico.

Venezuela Devaluation

During February 2018, the Venezuelan government announced the unification of the former exchange rate systems, DIPRO and DICOM II, into a sole foreign exchange mechanism called DICOM. The unified system operates through an auction mechanism similar to the former DICOM II. The first auction was published on February 5, 2018, with an exchange rate of approximately 25,000 VEF per US dollar from 3,345 VEF per US dollar previously.

As of the date of this release, with the most recent auction (on March 19, 2018), the exchange rate was approximately 45,000 VEF per US dollar. These recent devaluations generated a significant non-cash negative accounting impact, which will be reflected in the Company’s first quarter of 2018 consolidated results. For more details on the devaluation of the VEF, please refer to the Company’s Financial Statements (6-K) filed today with the S.E.C.

Given the volatile nature of the situation in Venezuela, the Company’s reported results will likely continue to reflect significant non-cash accounting impacts from operations in that market. Thus, the discussion of the Company’s performance will also continue to focus on consolidated results excluding Venezuela.

Investor Day

The Company will host its Investor Day on Friday, March 23, 2018 in New York, NY. This event, held for analysts and institutional investors, will feature presentations by Woods Staton (Executive Chairman), Sergio Alonso (Chief Executive Officer), Marcelo Rabach (Chief Operating Officer), Mariano Tannenbaum (Chief Financial Officer), Dan Gertsacov (Chief Marketing and Digital Officer), and Sebastian Magnasco (VP of Development). Also in attendance will be Paulo Camargo (President of the Brazil Division) and Francisco Staton (Managing Director in Colombia). The team will provide an overview of the Company’s strategic positioning, and will discuss trends, growth opportunities and its long-term market outlook.

2018 Annual Guidance

For the full year 2018, the Company expects to open between 65 and 70 new restaurants. The Company expects total capital expenditures to be between $200 and $230 million.

2017 to 2019 Cumulative Guidance

At the beginning of 2017, the Company committed for the cumulative three-year period from 2017 to 2019, to open at least 180 new restaurants, reinvest at least $292 million in its existing restaurants and invest at least $500 million in total capital expenditures.

For the same three-year period, the Company now expects to open at least 200 new restaurants, reinvest at least $390 million in its existing restaurants and invest at least $660 million in total capital expenditures.

2018 Dividend

The Company’s Management recommended and, on March 20, 2018, the Board of Directors of Arcos Dorados Holdings Inc. approved the resumption of dividend payments. For 2018, the Company will pay a dividend of $0.10 per share to all Class A and Class B shareholders of the Company in two equal installments of $0.05 per share on April 5, 2018 and October 5, 2018. The dividend will be paid to shareholders of record as of April 2, 2018 and October 2, 2018, respectively.

Investor Relations Contact Daniel Schleiniger Vice President of Corporate Communications & Investor Relations Arcos Dorados daniel.schleiniger@ar.mcd.com +54 11 4711 2675 www.arcosdorados.com/ir	Media Contact InspIR Group Barbara Cano barbara@inspirgroup.com +1 646 452 2334

Definitions:

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues, and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis.

To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a non-GAAP financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment; write-offs and related contingencies of property and equipment; impairment of long-lived assets and goodwill; reorganization and optimization plan expenses; and incremental compensation related to the modification of our 2008 long-term incentive plan, and stock-based compensation in connection with the Company’s initial public listing.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 10 of this earnings release include a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 9 of our quarterly financial statements (6-K Form) filed today with the S.E.C.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises over 2,180 McDonald’s-branded restaurants with over 90,000 employees and is recognized as one of the best companies to work for in Latin America. Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for 2017. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Fourth Quarter & Full Year 2017 Consolidated Results

(In thousands of U.S. dollars, except per share data)

Figure 10. Fourth Quarter & Full Year 2017 Consolidated Results (In thousands of U.S. dollars, except per share data)
	For Three-Months ended		For Twelve-Months ended
	December 31,		December 31,
	2017	2016	2017	2016
REVENUES
Sales by Company-operated restaurants	851,276	770,478	3,162,256	2,803,334
Revenues from franchised restaurants	45,605	36,681	157,269	125,296
Total Revenues	896,881	807,159	3,319,525	2,928,630
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(290,143)	(272,523)	(1,110,240)	(1,012,976)
Payroll and employee benefits	(175,040)	(162,400)	(683,954)	(607,082)
Occupancy and other operating expenses	(219,304)	(194,882)	(842,519)	(752,428)
Royalty fees	(46,504)	(39,389)	(163,954)	(142,777)
Franchised restaurants - occupancy expenses	(20,185)	(15,075)	(69,836)	(55,098)
General and administrative expenses	(68,714)	(63,258)	(244,664)	(221,075)
Other operating income (expenses), net	23,263	(5,535)	68,577	41,386
Total operating costs and expenses	(796,627)	(753,062)	(3,046,590)	(2,750,050)
Operating income	100,254	54,097	272,935	178,580
Net interest expense	(13,854)	(13,647)	(68,357)	(66,880)
Loss from derivative instruments	(29)	(3,013)	(7,065)	(3,065)
Foreign currency exchange results	4,211	3,454	(14,265)	32,354
Other non-operating expense, net	172	(798)	(435)	(2,360)
Income before income taxes	90,754	40,093	182,813	138,629
Income tax expense	(21,426)	(18,909)	(53,314)	(59,641)
Net income	69,328	21,184	129,499	78,988
Less: Net income attributable to non-controlling interests	(56)	(33)	(333)	(178)
Net income attributable to Arcos Dorados Holdings Inc.	69,272	21,151	129,166	78,810
Earnings (loss) per share information ($ per share):
Basic net income per common share	$ 0.33	$ 0.10	$ 0.61	$ 0.37
Weighted-average number of common shares outstanding-Basic	211,072,508	210,711,212	210,935,685	210,646,955
Adjusted EBITDA Reconciliation
Operating income	100,254	54,097	272,935	178,580
Depreciation and amortization	26,192	18,643	99,382	92,969
Operating charges excluded from EBITDA computation	(15,026)	13,536	(67,380)	(33,104)
Adjusted EBITDA	111,420	86,276	304,937	238,445
Adjusted EBITDA Margin as % of total revenues	12.4%	10.7%	9.2%	8.1%

Fourth Quarter & Full Year 2017 Results by Division

(In thousands of U.S. dollars)

Figure 11. Fourth Quarter & Full Year 2017 Consolidated Results by Division (In thousands of U.S. dollars)
	4Q				FY
	Three-Months ended		% Incr.	Constant	Twelve-Months ended		% Incr.	Constant
	December 31,		/	Currency	December 31,		/	Currency
	2017	2016	(Decr)	Incr/(Decr)%	2017	2016	(Decr)	Incr/(Decr)%
Revenues
Brazil	403,235	378,175	6.6%	5.1%	1,496,573	1,333,237	12.3%	3.7%
Caribbean	142,881	111,626	28.0%	191.7%	474,822	409,671	15.9%	91.8%
NOLAD	104,104	95,762	8.7%	7.6%	386,874	363,965	6.3%	8.0%
SLAD	246,661	221,596	11.3%	20.2%	961,256	821,757	17.0%	24.9%
TOTAL	896,881	807,159	11.1%	35.3%	3,319,525	2,928,630	13.3%	22.5%

Operating Income (loss)
Brazil	61,576	50,674	21.5%	19.5%	160,608	122,636	31.0%	22.2%
Caribbean	6,292	4,567	37.8%	2143.2%	1,538	(12,392)	112.4%	1247.9%
NOLAD	36,546	(10,655)	443.0%	425.2%	99,152	45,145	119.6%	126.8%
SLAD	18,093	21,863	-17.2%	-9.6%	71,718	66,359	8.1%	16.4%
Corporate and Other	(22,253)	(12,352)	-80.2%	-92.0%	(60,081)	(43,168)	-39.2%	-48.6%
TOTAL	100,254	54,097	85.3%	258.1%	272,935	178,580	52.8%	128.3%

Adjusted EBITDA
Brazil	78,260	63,109	24.0%	22.1%	218,172	168,076	29.8%	20.9%
Caribbean	27,472	7,982	244.2%	1424.7%	40,844	18,049	126.3%	871.0%
NOLAD	10,261	10,305	-0.4%	1.1%	33,717	36,288	-7.1%	-5.5%
SLAD	22,293	21,447	3.9%	12.1%	87,083	76,327	14.1%	21.8%
Corporate and Other	(26,866)	(16,567)	-62.2%	-69.9%	(74,879)	(60,295)	-24.2%	-30.0%
TOTAL	111,420	86,276	29.1%	137.7%	304,937	238,445	27.9%	79.3%

Figure 12. Average Exchange Rate per Quarter*
	Brazil	Mexico	Argentina	Venezuela
4Q17	3.25	18.99	17.56	3,345.00
4Q16	3.30	19.87	15.46	663.81

* Local $ per 1 US$

Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

Figure 13. Summarized Consolidated Balance Sheets (In thousands of U.S. dollars)
	December 31	December 31
	2017	2016
ASSETS
Current assets
Cash and cash equivalents	308,491	194,803
Short-term investment	19,588	0
Accounts and notes receivable, net	111,302	83,239
Other current assets (1)	213,656	167,148
Total current assets	653,037	445,190
Non-current assets
Property and equipment, net	890,736	847,966
Net intangible assets and goodwill	47,729	43,044
Deferred income taxes	74,299	70,446
Other non-current assets (2)	137,942	98,407
Total non-current assets	1,150,706	1,059,863
Total assets	1,803,743	1,505,053
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	303,452	217,914
Taxes payable (3)	136,918	112,593
Accrued payroll and other liabilities	119,088	144,442
Other current liabilities (4)	23,715	24,620
Provision for contingencies	2,529	764
Financial debt (5)	19,881	47,975
Total current liabilities	605,583	548,308
Non-current liabilities
Accrued payroll and other liabilities	29,366	23,760
Provision for contingencies	25,427	17,348
Financial debt (6)	636,648	562,195
Deferred income taxes	10,577	1,866
Total non-current liabilities	702,018	605,169
Total liabilities	1,307,601	1,153,477
Equity
Class A shares of common stock	376,732	373,969
Class B shares of common stock	132,915	132,915
Additional paid-in capital	14,216	13,788
Retained earnings	401,134	271,968
Accumulated other comprehensive losses	(429,347)	(441,649)
Total Arcos Dorados Holdings Inc shareholders’ equity	495,650	350,991
Non-controlling interest in subsidiaries	492	585
Total equity	496,142	351,576
Total liabilities and equity	1,803,743	1,505,053

(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", "Deferred income taxes" and "McDonald's Corporation's indemnification for contingencies".

(2) Includes "Miscellaneous", "Collateral deposits", "Derivative Instruments", and "McDonald´s Corporation indemnification for contingencies".

(3) Includes "Income taxes payable" and "Other taxes payable".

(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".

(5) Includes "Short-term debt", "Current portion of long-term debt" and "Derivative instruments".

(6) Includes "Long-term debt, excluding current portion" and "Derivative instruments".